

Stuart Marvin · 3rd

Cofounder and Co-Managing Director at LendSure
Mortgage Corp.

Poway, California · 395 connections · **Contact info**

LendSure Mortgage

 **Jacksonville Univers**

Experience

Cofounder and Co-Managing Director
LendSure Mortgage Corp.
2008 – Present · 12 yrs

Executive Vice President-Finance
Accredited Home Lenders
Mar 2005 – Aug 2008 · 3 yrs 6 mos

One of only three executive officers of the Company
-Oversaw activities for Securities and Exchange (SEC) reporting, Capital Markets, Investor
Reporting, Finance, Treasury, Cash Management, Budgeting, Corporate Communications,
Taxation and Internal Audit.   **...see mor**

President, Corporate Operations & Chief Financial Officer
Aegis Mortgage
Apr 2000 – Apr 2005 · 5 yrs 1 mo

One of two most senior officers of the Company
-Oversaw all non-production activities including Underwriting, Credit, Capital Markets,
Accounting & Finance, Taxation, Treasury, Information Technology, Legal, and Human
Resources   **...see mor**



Chief Financial Officer
CitiFinancial
Aug 1996 – Mar 2000 · 3 yrs 8 mos

Chief Financial Officer
IMC Mortgage Corp., a public reporting company & successor CitiFinancial
August 1996 through sale of company to Citibank, March 2000
-Responsible for preparation and compliance with SEC reporting requirements, inclu ...see mor



Partner, audit
PricewaterhouseCoopers
Mar 1983 – Aug 1996 · 13 yrs 6 mos

Audit Partner focusing principally on publically traded and privately held companies in the financial services industry.

-Public reporting companies. Partner responsible for providing and coordinating the ...see mor

Education



Jacksonville University
Bachelors, Accounting
1978 – 1982
Activities and Societies: Honors Graduate

Skills & Endorsements

Finance · 25


Endorsed by **Melissa Frederickson and 2 others who are highly skilled at this**

Endorsed by **11 of Stuart's colleagues at Accredited Home Lenders**

Mergers & Acquisitions · 17


Endorsed by **Wayne Sadin -- Transformational CIO, CTO, CDO, who is highly skilled at this**

Endorsed by **6 of Stuart's colleagues at Accredited Home Lenders**

Credit · 16


Endorsed by **Jim Mitchell and 1 other who is highly skilled at this**

Endorsed by **5 of Stuart's colleagues at Accredited Home Lenders**

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